BLACK DIAMOND, INC.

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

January 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Diamond, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 12, 2013
File No. 1-34767

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), the Company’s responses to the Commission’s letter of comment dated December 31, 2013 (the “Staff Letter”), which are set forth on Schedule A hereto and have been listed in the order of the comments from the Staff Letter.

We also hereby submit on Schedule B hereto the acknowledgment of the Company as required by the Staff Letter.

Very truly yours,

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer

cc: David R. Humphrey

Schedule A

Form 10-K for the fiscal year ended December 31, 2012

Notes to consolidated financial statements, page 52

Segment information, page 55

1. You have disclosed that you categorize the products you sell into four primary categories: Climb, Ski, Mountain, and Wheels. In this regard, please tell us whether any of these categories represents separate operating segments, as defined by ASC 280-10-50-1 through 280-10-50-9.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that the Company determined that its four primary product categories: Climb, Ski, Mountain, and Wheels, constitute a single operating segment because of the significant amount of overlap of the products that constitute the four primary product categories. For example, the Company has a series of backpacks and helmets that are assigned to the different product categories based on the intended use of the end customer. Furthermore, each of our four product categories makes up the products that are included in the inventory of products sold by each of Black Diamond Equipment, Ltd. (“BDEL”), Gregory Mountain Products, LLC (“GMP”), POC Sweden AB (“POC”) and PIEPS Holding GmbH (“PIEPS”). For example:

•	Our Climb category includes technical equipment, protection devices, packs, and accessories.
•	Our Ski category includes technical equipment, protection devices, packs, helmets, body armor, goggles, and accessories.
•	Our Mountain category includes technical equipment, apparel, packs and travel luggage used in both outdoor and urban environments, as well as other hiking and mountaineering accessories.
•	Our Wheels category includes helmets, body armor, goggles, apparel, packs, and accessories for road and mountain biking.

Furthermore, there are a host of services at the corporate level that support and are shared by all four product categories, including, but not limited to, information technology services, research and development, engineering, marketing and promotion, human resources, legal services, accounting, finance, treasury and payroll services, office space, and various other similar services that are provided at the corporate level to all four product categories. Indeed, the fact that our four product categories address different needs of our core customer does not diminish the reality that all four product categories are what make up the products that are included in the inventory of products sold by our different brands, which are viewed as a single, integrated whole and whereby decisions by management are made regarding the brands and product categories as one enterprise.

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In furtherance of the foregoing, in determining that the Company has a single operating segment, the Company followed the guidance of ASC Topic 280, Segment Reporting, and applied the management approach through the following steps:

•	identify the Chief Operating Decision Maker (“CODM”);
•	identify the operating segments reported to the CODM;
•	evaluate whether or not the operating segments identified can be aggregated; and
•	determine which operating segments are reportable segments.

Identify the CODM

For purposes of applying ASC 280, the CODM is the highest level of the Company’s management at which decisions are made about how the Company’s resources will be allocated so that other levels of management can execute and implement those operating decisions. Pursuant to ASC 280, the Company determined that its Chief Executive Officer (“CEO”) is the CODM, as he is the highest level of management at which decisions are made about how resources will be allocated so that other levels of management can execute those operating decisions. The Company’s Senior Management Team assists the CEO in the evaluation of the Company’s performance and the need for the allocation of resources; however, the CEO can and does override decisions made by the Senior Management Team. Also, because the CEO essentially controls the Senior Management Team and, therefore, has control over the operating decisions that the Senior Management Team proposes, the CEO is the CODM for purposes of applying the management approach under ASC 280. This Senior Management Team consists of (i) Mark Ritchie, Chief Operating Officer; (ii) Aaron J. Kuehne, Chief Financial Officer; (iii) Ryan Gellert, President of BDEL; (iv) Bill Kulczycki, President of GMP; (v) Stefan Ytterborn, President of POC; (vi) Markus Eck, Managing Director of PIEPS; and (vii) Rosalie Mark, VP of Human Resources (collectively, the “Senior Management Team”).

With input from the Senior Management Team, the Company’s CEO is the member of the Company’s management that ultimately determines the allocation of the Company’s resources and assesses the performance of the Company. The CODM has access to the same information as the members of the Senior Management Team.

Identify the Operating Segments

Operating segments under ASC 280 are the individual operations that the CODM reviews for purposes of assessing performance and making resource allocation decisions. In identifying its operating segments, the Company focuses on the way that the financial information is organized and reported to the CODM. In considering the information provided to the CODM in his performance assessment and resource allocation decisions, the Company considers the variety of information presented to and used by the CODM during this process. As is outlined in more detail below, the Company noted that the information provided to be used in the CODM’s decision making process is overlapping in nature in that the numerous reports and pieces of information used are broken out in a variety of ways depending on the metric being analyzed and that there is not a uniform break-out by product category, or view, that is utilized throughout his performance assessing and resource allocation decisions. In connection with the CODM’s review, the CODM considers the following collective information provided to the CODM:

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•	Monthly Financial Reporting Package consisting of primarily the following:

o Consolidated balance sheet

o Consolidated statement of cash flows

o Consolidated EBITDA and adjusted EBITDA

o Consolidated net income before non-cash items

•	Monthly sales reports: Actual vs. budgeted vs. prior year sales amounts, listed by distribution channel (e.g., North America, Independent Global Distributors (IGD), Europe and Direct-to-Consumer), are provided to the CODM. No specific monthly sales report is produced at the product category level. At times, the sales reports by channel will be augmented by product category information; however, the CODM doesn’t use the product category information alone to make his decision, but rather uses all of the information described herein (e.g., the Monthly Financial Reporting Package, monthly sales reports, monthly operating expense reports, annual budgets, etc.) in its totality in making resource allocation decisions. The CODM uses this information to assess market trends as well as to determine how a channel is performing against the budget and the prior year’s results. The Company does not track operating margin by product category.

•	Monthly operating expense reports by department: Actual vs. budgeted operating expense amounts are broken out by department or function, as opposed to a distribution or product channel, and are provided to the CODM. These monthly operating expense reports are what the CODM uses to monitor overall spending against previously established budgeted amounts.

•	Annual Budgets: Based upon the strategic plan developed by the CODM and the Senior Management Team, the CODM presents an annual budget for approval to the Company’s Board of Directors. The CODM reviews the forecasted sales and margin information in a format consistent with the monthly sales reports and is also used in the determination of allocating resources based on input and initiatives developed during the strategic planning process with the Senior Management Team. The CODM is ultimately responsible for the performance of the budget. The CODM is responsible for the allocation of resources and the presidents of each of BDEL, GMP, POC, and PIEPS, whose products comprise our four primary categories, are responsible for the execution and delivery of the plans based on the resources allocated by the CODM.
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The Company also considered the following information in determining that our four primary product categories: Climb, Ski, Mountain, and Wheels, constitute a single operating segment:

•	Information presented to the Board of Directors primarily comprised of the Monthly Financial Reporting Package, which as noted above is mostly comprised of financial information prepared on a consolidated basis (e.g., statement of cash flows, etc.).

•	Information contained in the Company’s annual report on Form 10-K and press releases as well as information provided to analysts at the consolidated level.

Accordingly, based upon the guidance of ASC 280-10-50-1 and the factors described above, the characteristics of operating segments described in ASC 280-10-50-1, and the overlap of products across the different product categories, combined with the litany of shared corporate services as well as management’s decision making processes described above, which view our four primary product categories as a single enterprise, the Company concluded that it has one single operating segment.

2. If you conclude that any of the four primary categories are separate operating segments, please tell us how they meet the aggregation criteria set forth ASC 280-10-50-11.

The Company notes the Staff’s comment, and in response to this comment, advises the Staff that as set forth above in the Company’s response to the Staff’s comment #1, the Company has determined that its four primary product categories constitute a single operating segment.

3. We note that you have operations in several foreign countries. If revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. For guidance, please refer to ASC 280-10-50-41.

The Company notes the Staff’s comment, and in response to this comment, advises the Staff that the Company has considered the guidance of ASC 280-10-50-41, as well as Item 101(d) of Regulation S-K and has determined that because the Company’s revenues generated from external customers attributed to an individual foreign country are not material, no separate disclosure of any such foreign revenues is required.

Under ASC 280-10-50-41, as well as Item 101(d) of Regulation S-K, a company must disclose revenues generated from external customers attributed to an individual foreign country only if such revenues are determined to be material, which, based on the guidance of Item 101(c), the Company interprets to be in excess of 10% of a company’s consolidated revenue. For the year ended December 31, 2012, the Company reported consolidated sales of $175.9 million of which $14.2 million or 8.1% were attributable to Japan, the foreign country which represents the Company’s largest source of foreign revenue.

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Accordingly, based upon the guidance of ASC 280-10-50-41, as well as Item 101(d) of Regulation S-K, disclosure of the revenue the Company receives from Japan is not required to be separately disclosed because the Company has concluded that such revenue is not a material source of revenue attributed to an individual foreign country.

Note 3. Acquisitions, page 56

4. We note that, on July 2, 2012, you acquired all of the issued and outstanding shares of capital stock of POC Sweden AB for total consideration of $44.3 million, and on October 1, 2012, acquired all of the issued and outstanding shares of capital stock of PIEPS Holding GmbH for $10.4 million. Please provide to us your calculations of significance of the asset, income, and investment tests under Rule 3-05 of Regulation S-X, individually and in the aggregate.

The Company (which is referred to as “BDI” in the tables that follow below) notes the Staff’s comment and, in response to this comment, is herewith providing the Company’s calculations of significance of the asset, income, and investment tests under Rule 3-05 of Regulation S-X with respect to the Company’s acquisitions of POC Sweden AB on July 2, 2012 and PIEPS Holding GmbH on October 1, 2012. The calculations of significance were performed using U.S. GAAP financial information for POC and PIEPS.

POC

The Company performed the significance tests pursuant to Rule 1-02(w) of Regulation S-X using the audited annual financial statements of POC for the year ended April 30, 2011 and the Company’s annual consolidated financial statements for the year ended December 31, 2011 as contained in the Form 10-K for the year ended December 31, 2011. Based upon the results of such testing, the Company’s acquisition of POC was not considered to be significant as each of the investment test, the asset test and the income test was less than the 20% threshold prescribed by Rule 1-02(w) of Regulation S-X. The Company’s calculations used to determine the significance of the POC acquisition under the asset, income, and investment tests are set forth below:

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In determining what amounts should be utilized from POC, the Company noted that the most recently completed fiscal year for the business being acquired should be used. The Company completed its acquisition of POC on July 2, 2012, at which time the audited financial statements of POC’s most recently completed fiscal year of April 30, 2012 were not available. As a result, considering that POC had an April 30th fiscal year-end and was a privately-held foreign business, the financial statements used for the significance tests were as of the same dates and periods as those required if the business being acquired were a public reporting company (i.e., 90 days from POC’s April 30, 2012 fiscal year-end or July 29, 2012). As the closing date of the acquisition was July 2, 2012 and the hypothetical filing of POC’s financial statements would have been July 29, 2012, the most recently completed fiscal year was considered to be April 30, 2011. As can be seen in the above table, none of the amounts exceeded the 20% threshold and therefore the acquisition of POC was not considered to be a significant acquisition.

PIEPS

The Company performed the significance tests pursuant to Rule 1-02(w) of Regulation S-X using the audited annual financial statements of PIEPS for the year ended March 31, 2012 and the Company’s annual consolidated financial statements for the year ended December 31, 2011 as contained in the Form 10-K for the year ended December 31, 2011. Based upon the results of such testing, the Company’s acquisition of PIEPS was not considered to be significant under the investment test or the asset test as each was less than the 20% threshold prescribed by Rule 1-02(w) of Regulation S-X. However, the Company’s acquisition of PIEPS was considered to be significant under the income test as such test was above the 20% threshold prescribed by Rule 1-02(w) of Regulation S-X. The Company’s calculations used to determine the significance of the PIEPS acquisition under the asset, income, and investment tests are set forth below:

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In determining what amounts to utilize from PIEPS, the Company noted that the most recently completed fiscal year for the business being acquired should be used. The Company completed its acquisition of PIEPS on October 1, 2012, at which time the audited financial statements of PIEPS’ most recently completed fiscal year of March 31, 2012 were not available. As a result, considering that PIEPS’ had a March 31st fiscal year-end and was a privately-held foreign business, the financial statements used for the significance tests were as of the same dates and for the periods as those required if the business being acquired were a public reporting company (i.e., 90 days from PIEPS’ March 31, 2012 fiscal year-end or June 30, 2012). As the closing date of the acquisition was October 1, 2012 and the hypothetical filing of PIEPS’ financial statements would have been June 30, 2012, the most recently completed fiscal year was considered to be March 31, 2012. As can be seen in the above table, as the income test exceeded 20%, the acquisition was considered to be a significant acquisition of more than 20%, but less than 40%.

CONSIDERATION OF ACQUISITIONS IN AGGREGATE

The Company acquired POC and PIEPS in unrelated acquisitions. Since PIEPS was considered to be a significant acquisition, the only individually insignificant acquisition was POC and therefore the requirement to perform significance tests when a series of acquisitions of unrelated businesses occur that individually are considered insignificant was not necessary.

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Schedule B

Black Diamond, Inc. Acknowledgement

Black Diamond, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BLACK DIAMOND, INC.

January 15, 2014	By:	/s/ Aaron J. Kuehne
Name: Aaron J. Kuehne
Title: Chief Financial Officer

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